AGREEMENT OF MERGER

     This Agreement of Merger (the "Agreement of Merger") is entered into as of April 25, 1994 by and between Cordis Acquisition, Inc., a newly formed California corporation and a wholly owned subsidiary of Acquiror
(as defined below) ("Acquiror Sub"), and Webster Laboratories, Inc., a California corporation (the "Company" or, after the Effective Time (as defined below), the "Surviving Corporation"). The Company and Acquiror
Sub are herein at times collectively referred to as the "Constituent Corporations."
                                RECITALS
     A. Cordis Corporation, a Florida corporation ("Acquiror"), directly owns all of the outstanding shares of capital stock of Acquiror Sub.
     B. The Constituent Corporations, Acquiror and certain of the shareholders of the Company (the "Company Shareholders") have entered into an Agreement and Plan of Reorganization dated as of January 20, 1994 and amended by Amendments Nos. 1 and 2 to Agreement and Plan of Reorganization dated as of March 15, 1994 and as of April 1, 1994, respectively (the "Reorganization Agreement"), providing for certain representations, warranties and agreements.
     C. The Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of the Constituent Corporations and in the best interests of their respective shareholders that Acquiror Sub be merged with and into the Company, which shall be the Surviving
Corporation (the "Merger"), pursuant and subject to the terms and conditions of the Reorganization Agreement and this Agreement of Merger and in accordance with the provisions of Section 1100 et seq. of the California Corporations Code.
     NOW THEREFORE, the Constituent Corporations hereby agree as follows:
                           ARTICLE I
             Capitalization of the Constituent Corporations
     1.01 Organization of the Company.
          (a) The Company was incorporated under the laws of the State of California on December 17, 1980.
          (b)  The Company has an authorized capitalization of (i)
10,000,000 shares of common stock, without par value ("Company Common
Stock"), of which 4,738,635 shares were issued and outstanding as of the date hereof, and (ii) 4,000,000 shares of serial preferred stock, without par value ("Company Preferred Stock"), of which 1,200,000 shares were issued and outstanding as of the date hereof. Prior to the Effective Time, all outstanding shares of the Company Preferred Stock shall have been converted into Company Common Stock as provided for an in accordance with the Articles of Incorporation of the Company then in effect and that certain agreement referred to in Section 8.19 of the Reorganization Agreement.
     1.02 Organization of Acquiror Sub.
          (a) Acquiror Sub was incorporated under the laws of the State of California on January 12, 1994.
          (b) Acquiror Sub has an authorized capitalization of 1,000 shares of common stock, par value $0.01 per share ("Acquiror Sub Common
Stock"), of which 1,000 shares are issued and outstanding on the date hereof, all of which are owned by Acquiror.
                         ARTICLE II
                         The Merger
                   2.01 Effective Time of the Merger. The Merger shall become effective upon filing with the California Secretary of State (the "Secretary") of this Agreement of Merger and the officers' certificates required to be filed with the Secretary in accordance with Section 1103 of the Corporations Code of the State of California ("California Corporations Code") (the "Effective Time"), as contemplated under Section 1.02 of the Reorganization
Agreement.
     2.02 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the provisions of Section 1107 of the California Corporations Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving
Corporation shall possess, and succeed without other transfer to, all the rights and property of each of Acquiror Sub and the Company; and the Surviving Corporation shall be subject to all debts and liabilities of, either Acquiror Sub or the Company in the same manner as if the Surviving
Corporation had itself incurred them; and all rights of creditors and all liens upon any property of Acquiror Sub or the Company shall be preserved unimpaired, and all debts, liabilities and duties of Acquiror Sub and the Company shall thenceforth attach to the Surviving Corporation (and the Surviving Corporation shall be subject thereto) and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it. Any action or proceeding pending by or against Acquiror Sub may be prosecuted to judgment, which shall bind the Surviving Corporation, or the Surviving Corporation may be proceeded against or substituted in its place. The Surviving Corporation shall continue its corporate existence under the laws of the State of California.

                            ARTICLE III
             Articles of Incorporation, By-Laws and
       Directors and Officers of the Surviving Corporation
     3.01 Articles of Incorporation. The Articles of Incorporation of the Company in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation unless and until amended as provided by law and such Articles of Incorporation, except that upon the effectiveness of the Merger, article I of the Articles of Incorporation of the Surviving Corporation shall be amended in its entirety to read as follows: "The name of this Corporation is Cordis Webster, Inc."
     3.02 By-Laws. The By-Laws of the Company in effect immediately prior to the Effective Time of the Merger shall be the By-Laws of the Surviving Corporation unless and until amended or repealed as provided by law, the Articles of Incorporation of the Surviving Corporation and such By-Laws.
     3.03 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall tender their resignations as of the Effective Time, and the directors of Acquiror Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Company, and the officers of the Company immediately prior to the Effective Time shall remain as the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
                            ARTICLE IV
           Manner And Basis Of Converting Securities
              of the Constituent Corporations
     4.01 Conversion of Securities in the Merger. At the Effective Time, as provided in this Agreement of Merger, by virtue of the Merger and without any action on the part of the Acquiror Sub, the Company or the holders of any of the following securities:
          (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 4.01(b) or shares ("Dissenting Shares") held by any Company shareholder who elects to exercise appraisal rights under Sections 1300 et seq. of California Law) shall be converted, subject to Section 4.02(e), into the right to receive
0.281039 shares of common stock, par value $1.00 per share ("Acquiror
Common Stock") of Acquiror (the "Exchange Ratio").  All such shares of
Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Acquiror Common Stock into which such Company Common Stock was converted in the Merger. Certificates previously representing shares of Company Common
Stock shall be exchanged for certificates representing whole shares of Acquiror Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of
Section 4.02, without interest.  No fractional share of Acquiror Common
Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 4.02(e) hereof.
          (b)  Any shares of Company Common Stock or Company
Preferred Stock held in the treasury of the Company and any shares of Company Common Stock or Company Preferred Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.
     (c) Each share of Acquiror Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.
     4.02 Exchange of Certificates.
          (a) Exchange Agent. As of the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company designated by Acquiror (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article IV, through the Exchange Agent, certificates representing the whole shares of Acquiror Common Stock (such certificates for shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto, being hereafter referred to as the "Exchange Fund") issuable pursuant to Section 4.01 (excluding the Adjustment Escrow Shares (as defined in Section 2.06 of the Reorganization Agreement) which Acquiror shall deliver to the Escrow Agent (as defined in Section 4.02(h)) pursuant to
Section 2.06 of the Reorganization Agreement) in exchange for outstanding shares of Company Common Stock and cash in an amount sufficient to permit payment of the cash payable in lieu of fractional shares pursuant to
Section 4.02(e) hereof; it being understood that all outstanding shares of Company Preferred Stock shall have been converted to Company Common
Stock prior to the Closing provided the Merger occurs. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Acquiror Common
Stock contemplated to be issued pursuant to Section 4.01 out of the Exchange Fund. Except as contemplated by Section 4.02(e) hereof, the Exchange Fund shall not be used for any other purpose.
          (b)  Exchange Procedures.  Promptly after the Effective
Time, Acquiror shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the
"Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Acquiror Common
Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificates (after taking into account all shares of Company Common Stock then held by such holder), less a number of shares of Acquiror Common Stock constituting such holder's proportionate interest of the shares held in escrow pursuant to
Section 4.02(h) hereof (based on such holder's respective proportionate interest immediately following the Effective Time in the Acquiror Common
Stock into which the outstanding shares of Company Common Stock have been converted, pursuant to Section 4.01 hereof) as set forth in Schedule 4.01 together with cash in lieu of fractional shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 4.02(e) and any dividends or other distributions to which such holder is entitled pursuant to
Section 4.02(c), and the Certificates so surrendered shall forthwith be canceled. In addition, the holder of such Certificate subsequently may receive shares of Acquiror Common Stock and other property after the post-closing adjustment described in Section 2.06 of the Reorganization
Agreement.  In the event of a transfer of ownership of shares of Company
Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Acquiror Common Stock may be issued to a transferee if the Certificates representing such shares of Company Common Stock are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Acquiror Common Stock, cash in lieu of any fractional shares of Acquiror Common Stock to which such holder is entitled pursuant to
Section 4.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 4.02(c).
          (c)  Distributions with Respect to Unexchanged Shares of
Acquiror Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common
Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 4.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined in Section 3.05(a) of the Reorganization Agreement), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Acquiror Common Stock to which such holder is entitled pursuant to
Section 4.02(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock, including Adjustment Escrow
Shares (as defined in Section 2.06(a) of the Reorganization Agreement), subject to the provisions of Section 2.06 of the Reorganization Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock, including
Adjustment Escrow Shares, subject to the provisions of Section 2.06 of the Reorganization Agreement.
          (d) No Further Rights in Company Common Stock. All shares of Acquiror Common Stock issued upon conversion of the shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Sections 4.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.
          (e)  No Fractional Shares.  No fractional shares of Acquiror
Common Stock shall be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Acquiror Common Stock, after aggregating all shares of Acquiror Common Stock to which such holder would be entitled to receive under Section 4.01(a), shall receive an amount in cash equal to $45.59375 multiplied by the fraction of a share of Acquiror Common Stock to which such holder would otherwise be entitled. Such payment in lieu of fractional shares shall be administered by the Exchange Agent pursuant to the procedures set forth in Section 4.02(b).
          (f)  Termination of Exchange Fund.  Any portion of the
Exchange Fund which remains undistributed to the holders of Company
Common Stock for one year after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article IV shall thereafter look only to Acquiror for the shares of Acquiror Common Stock, any cash in lieu of fractional shares of Acquiror Common Stock to which they are entitled pursuant to Section 4.02(e) and any dividends or other distributions with respect to Acquiror Common Stock to which they are entitled pursuant to
Section 4.02(c).
          (g) No Liability. Neither Acquiror nor the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Acquiror Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any abandoned property, escheat or similar law.
          (h) Escrowed Shares. At the Effective Time, ten percent of the shares of Acquiror Common Stock issuable pursuant to Section 4.01 hereof to the holders of Company Common Stock theretofore outstanding shall be deposited by Acquiror with the escrow agent pursuant to the Escrow Agreement (the "Escrow Agreement") to be entered into by the Company, Acquiror, Acquiror Sub, the escrow agent thereunder (the "Escrow Agent") and the representative of the Company Shareholders (the "Representative") to provide for the post-closing adjustment of the number of shares of Acquiror Common Stock issuable to the holders of Company Common Stock to reflect certain indemnification obligations of the holders of Company
Common Stock to Indemnified Persons, such terms and such obligations being defined and set forth in the Reorganization Agreement, respectively.
The Acquiror, the Company, Acquiror Sub and the Representative shall enter into the Escrow Agreement with the Escrow Agent at the Closing. In the event the person initially appointed as the Representative under Section 2.06(a) of the Reorganization Agreement shall be unable or unwilling to execute and deliver the Escrow Agreement as required hereunder, the Company Shareholders shall appoint another person or entity for such purpose.
          (i) Lost, Stolen or Destroyed Certificates. In the event any certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock and cash for fractional shares, if any, as may be required pursuant to this Article IV; provided, however, that Acquiror may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation, or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.
     4.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock or Company
Preferred Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock or Company Preferred
Stock except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Acquiror for any reason shall be converted into shares of Acquiror Common
Stock, any cash in lieu of fractional shares of Acquiror Common Stock to which the holders thereof are entitled pursuant to Section 4.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 4.02(c).
     4.04 Stock Options.  Prior to the Effective Time, the Company and
Acquiror shall take such action as may be necessary or appropriate for the Acquiror, at its option, to assume or to issue a substitute option with respect to each outstanding unexpired and unexercised option to purchase shares of Company Common Stock (collectively, the "Company Options") under the
Company's 1992 Stock Plan (the "Company Stock Plan"), so that at the
Effective Time each Company Option will become or be replaced by an option (an "Acquiror Option") to purchase a number of whole shares of Acquiror Common Stock equal to the number of shares of Company
Common Stock that could have been purchased (assuming full vesting) under the Company Option multiplied by the Exchange Ratio (and eliminating any fractional share), at a price per share of Acquiror Common Stock equal to the per-share option exercise price specified in the Company Option divided by the Exchange Ratio. Each substituted Acquiror Option shall otherwise be subject to the same terms and conditions as apply to the related Company
Option. The date of grant of each substituted Acquiror Option for purposes of such terms and conditions shall be deemed to be the date on which the corresponding Company Option was granted. As to each assumed Company
Option, at the Effective Time (i) all references to the Company in the stock option agreements with respect to the Company Options being assumed shall be deemed to refer to Acquiror; (ii) Acquiror shall assume all of the Company's obligations with respect to the related Company Option; and (iii) Acquiror shall issue to each holder of a Company Option a document evidencing the foregoing assumption by Acquiror. Nothing in this Section
4.04 shall affect the schedule of vesting with respect to the Company Options in accordance with the terms of the Company Stock Plan. It is the purpose and intention of the parties that, subject to applicable Law, the assumption of Company Options or the substitution of Acquiror Options for Company
Options shall meet the requirements of Section 424(a) of the Code and that each assumed Company Option or the substituted Acquiror Option shall qualify immediately after the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent that the related Company
Option so qualified immediately before the Effective Time and the foregoing provisions of this Section 4.04 shall be interpreted to further such purpose and intention. The Company represents and warrants that the assumption of Company Options or substitution of Acquiror Options therefor, as contemplated by this Section 4.04, may be effected pursuant to the terms of the Company Options and the Company Stock Plan without the consent of any holder of a Company Option and without liability to any such holder.
4.05 Dissenting Shareholders. Subject to the terms and conditions hereof, at and after the Effective Time, any holder of shares of Company Common
Stock and Company Preferred Stock who complies with Sections 1300 et seq.
of the California Law (a "Dissenting Shareholder") shall be entitled to obtain payment from the Surviving Corporation of the fair value of his shares of Company Common Stock as determined pursuant to Sections 1300 et seq. of the California Law.
                            ARTICLE V
                   Termination and Amendment
     5.01 Termination. This Agreement of Merger may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement of Merger and the Merger by the shareholders of the Company:
          (a) by mutual written consent of Acquiror and the Company;
          (b) (i) by Acquiror, if there has been a breach by the Company, Company Shareholders or the Schedule 2 Shareholders (as defined in Article V of the Reorganization Agreement) of any of their representations, warranties, covenants or agreements contained in the Reorganization Agreement, or any such representation and warranty shall have become untrue, in any such case such that Section 9.02(a) or Section 9.02(b) of the Reorganization Agreement will not be satisfied and such breach or condition has not been promptly cured within 10 days following receipt by the Company of written notice of such breach;
               (ii) by the Company, if there has been a breach by the Acquiror of any of its representations, warranties, covenants or agreements contained in the Reorganization Agreement, or any such representation and warranty shall have become untrue, in any such case such that Section 9.03(a) or Section 9.03(b) of the Reorganization Agreement will not be satisfied and such breach or condition has not been promptly cured within 10 days following receipt by Acquiror of written notice of such breach;
          (c) by either Acquiror or the Company if any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any Governmental Entity (as defined in Section
3.05(a) of the Reorganization Agreement) preventing or prohibiting consummation of the Merger shall have become final and nonappealable;
          (d) by either Acquiror or the Company if the Merger shall not have been consummated by June 17, 1994; provided, however, that this Agreement of Merger may be extended not more than 60 days by either party by written notice to the other party if the Merger shall not have been consummated as a direct result of the other party having failed by such date to receive all regulatory approvals or consents required to be obtained by such party with respect to the Merger; provided further, however, that the right to terminate this Agreement of Merger under this Section 5.01(d) shall not be available to any party whose willful failure to fulfill any obligation under this Agreement of Merger has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; and
          (e) by either Acquiror or the Company if circumstances arise which make it impossible, in the reasonable judgment of either
Acquiror or the Company, as the case may be, for a condition to such party's obligation to effect the Merger and the other transactions contemplated in the Reorganization Agreement, as set forth in Article IX of the Reorganization Agreement, to be satisfied prior to June 17, 1994; provided, however, that the right to terminate this Agreement under this Section
5.01(e) shall not be available to any party whose act or failure to act or whose breach of any obligation under this Agreement is responsible for such circumstances arising.
     5.02 Effect of Termination. In the event of termination of this Agreement of Merger by either Acquiror or the Company as provided in
Section 5.01, this Agreement of Merger shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Acquiror Sub, the Company Shareholders, the Schedule 2 Shareholders or the Company or any of their respective officers or directors except (i) as set forth in Sections 10.03 and 11.01 of the Reorganization Agreement,
(ii) nothing herein shall relieve any party from liability for any breach hereof, (iii) each party shall be entitled to any remedies at law or in equity for such breach and (iv) Section 10.02 and Sections 7.04(b), 10.03 and Article XI of the Reorganization Agreement shall remain in full force and effect and survive any termination of this Agreement of Merger.
     5.03 Amendment. This Agreement of Merger may be amended by the parties hereto by action taken by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted pursuant to this Agreement of Merger upon consummation of the Merger.
This Agreement of Merger may not be amended except by an instrument in writing signed by the parties hereto.
     5.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be found thereby.

                           ARTICLE VI
                    Execution of Agreement
     6.01 Execution in Counterparts. This Agreement of Merger may be executed in any number of counterparts, and each such counterpart shall constitute an original instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement of Merger to be executed and delivered as of the date first written above.

                           CORDIS ACQUISITION, INC.



                           By:  Robert C. Strauss
                                 Name:  Robert C. Strauss
                                 Title:  President, Chief Executive
                                        Officer and Chief Financial
                                        Officer


                           By:  Daniel G. Hall
                                 Name:  Daniel G. Hall
                                 Title:  Secretary



                           WEBSTER LABORATORIES, INC.



                           By:  Tony R. Brown
                                 Name:  Tony R. Brown
                                 Title:  President



                           By:  Michael W. Hall
                                 Name:  Michael W. Hall
                                 Title:  Secretary

Schedule 4.01

                                        Maximum No. of           Cash for             Adjustment
                   Webster    Exchange  Cordis Shares Fractional FractionalPercentage Escrow
  Shareholder       Shares   Calculation  Issuable     Shares      Shares  Ownership  Shares
Wilton W. Webster,
Jr. & Helen
E. Webster        3,600,000  1,011,740.40 1,011,740     0.40   $  18.24    60.6%    101,174
James R. Tyberg     400,000    112,415.60   112,415     0.60      27.36     6.7%     11,242
Tony R. Brown       266,667     74,943.83    74,943     0.83      37.84     4.5%      7,494
Alec J. Webster     200,000     56,207.80    56,207     0.80      36.48     3.4%      5,621
Richard B. Webster  200,000     56,207.80    56,207     0.80      36.48     3.4%      5,621
Ted Joyce            10,400      2,922.81     2,922     0.81      36.93     0.2%        292
Yvette Hill           3,167        890.05       890     0.05       2.28     0.1%         89
Robert W. Evans      43,749     12,295.18    12,295     0.18       8.21     0.7%      1,230
Thomas P. Schroeder  14,580      4,097.55     4,097     0.55      25.08     0.2%        410
Stuart Parry             72         20.23        20     0.23      10.49     0.0%          2
Brentwood Associates
V, L.P.           1,200,000    337,246.80   337,246     0.80      36.48    20.2%     33,725
                  5,938,635  1,668,988.05 1,668,982     6.05    $275.87     100%    166,900

Options             684,837       192,401   192,401        0          0                   0

    Total         6,623,472  1,861,389.05 1,861,383     6.05    $275.87     100%    166,900


Purchase Price                $84,867,707

Agreement Rate                   12.81364

Average Trading Price           $45.59375
Exchange Ratio                0.281039397         0.281039              Rounded to 6 places